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[CERAGON NETWORKS LOGO]

FOR IMMEDIATE RELEASE




         CERAGON NETWORKS INTRODUCES BROADBAND WIRELESS INDUSTRY'S FIRST
                         INTEGRATED ACCESS MULTIPLEXER

      WINSTAR COMMUNICATIONS FIRST TO DEPLOY CERAGON'S 3 X DS-3 NETWORKING
                          PRODUCT IN NATIONWIDE NETWORK


         TEL AVIV, ISRAEL, FEBRUARY 7, 2001--Ceragon Networks Ltd. (NASDAQ:
CRNT), a global provider of high-capacity broadband wireless systems for next generation communications networks, today announced expansion of its networking solutions with the deployment of the broadband wireless industry's first single-box integrated access multiplexer. This new, intelligent networking element enables three DS-3 high-speed connections to be aggregated and transported over a single OC-3 wireless communications link. Winstar Communications, Inc. is the first service provider to deploy this product in its national broadband network.

         Ceragon's 3 x DS-3 intelligent networking element, an "on-board" multiplexer, was developed to enable high-capacity access and facilitate network management through an integrated, one box solution for the metropolitan market. The 3 x DS-3 enhancement, an addition to Ceragon's FibeAir product family, delivers high-speed connectivity at 155 Mbps, which is multiplexed to provide dedicated access for three customers at DS-3 rates.

         "Internet growth continues to drive the demand for high-capacity access to the door," said Paul Kellett, senior director, research, Pioneer Consulting, LLC. "As service providers in the broadband wireless market scramble to keep pace, they are increasingly looking towards turnkey solutions as viable access options."

         "The selection of Ceragon fundamentally supports our strategy of using a variety of best-of-breed technologies within our broadband network infrastructure," said Frank Jules, president and COO of Winstar's U.S. operations. "Ceragon's 3 x DS-3 access multiplexer, which will help us to more efficiently and cost-effectively create last-mile broadband connections, is yet another


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tool in our broad network product portfolio. We look forward to working with Ceragon to provide customers with a robust and highly efficient broadband access solution."

         Ceragon's intelligent network element benefits service providers and their customers in a number of ways. As a one-box solution, it reduces equipment costs, saves space, minimizes the need to interface with multiple vendors and facilitates network management. Ceragon has met the market's need for turnkey solutions by enabling service providers to deliver high-capacity access to the door with its flexible network component and, in turn, enabling them to grow revenues.

         "Ceragon continues to secure market leadership by staying true to our vision of innovation," said Shraga Katz, president and CEO, Ceragon Networks Ltd. "Integrating networking intelligence into our system positions us well for the evolution of the market as service providers look to turnkey solutions to increase access capacity. Delivering the technology that allows service providers to immediately generate revenue has always been a clear company objective."

ABOUT CERAGON NETWORKS LTD.

         Ceragon Networks Ltd. is a pacesetter in broadband wireless networking systems, enabling high-capacity connectivity in metropolitan areas. Uniquely designed for high-growth, global communications service providers to generate immediate revenue, Ceragon's commercially proven intelligent broadband network solutions support high-speed Internet access and integrated data, video and voice services. Ceragon's FibeAir product family operates across multiple licensed frequencies from 18 to 38 GHz while complying with North American and International standards and delivering IP, SONET/SDH and ATM broadband networks. Ceragon's products enable quick and cost-effective connections for capacity constrained business customers within their own networks, or as a gateway onto the backbone infrastructure. Founded in 1996, Ceragon is headquartered in Tel Aviv, Israel, with North American headquarters in New Jersey and European Headquarters in the UK. More information is available at www.ceragon.com. Ceragon Networks - the shape of next generation networks.

ABOUT WINSTAR COMMUNICATIONS, INC.

         Winstar is a leading broadband services company. The company is rapidly building one of the world's most widely available end-to-end broadband networks. Winstar makes this network important and useful to businesses by providing a comprehensive set of high quality, digital-age broadband services. These services include high-speed Internet and data, Web hosting and design, phone services, Web-based applications, e-commerce, professional services and

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Office.com(R), A Service From Winstar, the top-ranked online business service for small and medium-sized businesses.


         Certain statements concerning Ceragon's future prospects are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; Ceragon's ability to increase its manufacturing capacity; and the demand for Ceragon's products. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's filings with the Securities and Exchange Commission. Ceragon makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.



Contacts:         Brad Ritter
                  GAJ Services Inc.
                  740-363-2141
                  britter@gajservices.com

                  Laura Yatim
                  Ceragon Networks Ltd.
                  972-3-765-7560
                  laura@ceragon.com



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